Marco Trujillo:	Hi, I'm Marco Trujillo. I am the co-founder and CEO of SUNU. SUNU is a technology startup that focuses on developing technology for people with disabilities to empower them and make their world more accessible to them.
Marco Trujillo:	I started SUNU because I realized that even today, with such great technology, there's still people leaving with a lot of limitations.
Fernando A.:	I'm Fernando Albertorio, co-founder and CTO of SUNU. I'm a technologist with a deep science background, a PhD in chemistry and physics, and I'm also a serial entrepreneur, a public speaker and advocate for those who are blind and low vision.
Fernando A.:	So we asked the question, "How can technology empower mobility in a way that is easy, intuitive, and removes all that stress and anxiety?" We created the SUNU Band.
Marco Trujillo:	The SUNU band is the first smart mobility aid, but in essence, is a tool that will help people with blindness and low vision to move around safely.
Speaker 3:	This is Main Avenue.
Marco Trujillo:	Be more aware of what's around them.
Speaker 3:	Coffee shop.
Fernando A.:	Using echolocation, the SUNU Band can detect obstacles up to 16 feet away. Then haptic vibrations help improve the user's awareness and perception of obstacles that are within the environment, allowing them to safely navigate around the obstacles, reducing accidents.
Fernando A.:	So the results have been amazing. Our users tell us that the SUNU Band helps reduce accidents by 90%. It's improving their self-confidence and reducing the anxiety when they're walking about. SUNU's a cross border company headquartered in Boston, Massachusetts and in Guadalajara, Mexico. In Boston, we carry out all of the business development and sales, and in Guadalajara, we have our engineering and manufacturing team.
Adrian Ramos:	My name is Adrian Ramos. I'm in charge of operations and manufacturing process at SUNU. I had the opportunity to work for Procter & Gamble and many other international companies as well. We have now a very strong and steady process in order to deliver the best in the market.
Fernando A.:	Since launching in 2017, we have close to 5,000 users in 50 countries. We have built a large distributor and reseller network spanning about 25 countries, and we're partnered with some of the largest institutions for the blind worldwide.

Fernando A.: Our marquee partner includes Vision Australia, who is the largest organization for the blind in that country. We've worked with the National Federation of the Blind and the US, the Perkins School for the Blind in developing our product, and we're currently partnered with organizations throughout Europe and across Latin America.

Marco Trujillo: Just by doing sales on our website, attending the bands and doing sales in the field, we have been able to sell close to $1 million worth in product. Now with this investment, we will be able to scale our digital marketing efforts, explore further, and accelerate the speed at which we close partnerships and subsidies out there.

Fernando A.: We're going to be a leader in the assistance technologies market. Right now, we are creating technologies for the visually impaired, but we envision a huge opportunity in creating technologies to empower independence for those who are disabled.

Marco Trujillo: Compared to many other startups, we already solved the most meaningful problems. We already have a product in the market that has proved to solve a problem. We have a robust supply chain, a strong distribution network that is scaling, the interest from government, medical agencies, investor communities that are backing us. But most importantly, we have the right team to secure the success of this company.